788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 15-306
News Release	September 4, 2015

Platinum Group Metals Files Waterberg Project Technical Report

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) reports that further to its news release dated July 22, 2015 announcing an updated independent resource estimate on the Company’s 58.62% interest in the Waterberg Project located in the Bushveld Igneous Complex, South Africa, it has today filed the associated National Instrument 43-101 technical report. The report is on a 100% Project basis resource estimate. The report, entitled “An Independent Technical Report on the Waterberg Project located in the Bushveld Igneous Complex, South Africa” is dated effective July 20, 2015 and was prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd., supporting the disclosure of the independent mineral resource estimate. A copy of the report can be found at www.sedar.com and on the Company’s website.

About Platinum Group Metals

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a team with a successful track record of more than 20 years of experience in exploration, mine discovery, mine construction and mine operations. Formed in 2000, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first mine, the high-grade, near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum deposit, to production in the calendar fourth quarter of 2015.

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO
For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the technical details of the updated Mineral Resources and Mineral Reserves. A shortage of working capital may materially affect the Company ability to complete its plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.